Exhibit 16.1

July 7, 2003

To the Board of Directors of

Microbest, Inc.

Attn: Mr. William Breslin

751 Park of Commerce Drive, Suite 122

Boca Raton, FL 33487-3623

Dear Members of the Board of Directors:

We wish to inform you that we are resigning as the independent auditors and as certified public accountants for Microbest, Inc. (the “Company”) effective immediately.

The Company has not complied with various SEC rules and regulations regarding the timely filing of its Form 10-KSB, accompanied by audited financial statements, for the year ended December 31, 2002. Management has informed us that the Company has not been able to raise the funds necessary to pay our fee for us to perform an audit. Since the financial statements are not audited, the Company has not filed the Form 10-KSB for the year ended December 31, 2002. The Company’s continuing delays toward resolving the payment of our fee indicates an unwillingness of the Company to resolve the past due Form 10-KSB filing issue. Therefore, we must resign to avoid the implication that we are in agreement with these delays and the Company’s inactions to resolve the problem.

If the Company is capable of resolving the above issues in the future, we will consider re-engagement as your auditors and accountants; however, we will evaluate this request if it arises, and the Company must again pass our client acceptance procedures. Please contact me directly should you wish to discuss this matter further.

Sincerely,

AHEARN, JASCO + COMPANY, P.A.

Certified Public Accountants

/s/ Frank E. Jaumot

Frank E. Jaumot, CPA

For the Firm